EXHIBIT 12.1
PACIFIC ENTERPRISES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

						Three months
						ended
	2001	2002	2003	2004	2005	March 31, 2006

Fixed Charges:

Interest	$ 88	$ 63	$ 54	$ 47	$ 55	$ 20

Interest portion of annual rentals	3	2	2	2	3	1

Preferred dividends of subsidiaries (1)	2	2	2	2	2	1

Total fixed charges for purpose of ratio	$ 93	$ 67	$ 58	$ 51	$ 60	$ 22

Earnings:

Pretax income from continuing operations	$ 377	$ 383	$ 361	$ 390	$ 324	$ 89

Total fixed charges (from above)	93	67	58	51	60	22

Total earnings for purpose of ratio	$ 470	$ 450	$ 419	$ 441	$ 384	$ 111

Ratio of earnings to fixed charges	5.05	6.72	7.22	8.65	6.40	5.05

(1) In computing this ratio, "Preferred dividends of subsidiaries" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.